PROSPECTUS Dated April 12, 2024 PROSPECTUS SUPPLEMENT Dated November 16, 2023	Pricing Supplement No. 4,395 to Registration Statement No. 333-275587 Dated October 21, 2024 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J
Pounds Sterling Fixed/Floating Rate Senior Registered Notes Due 2035

We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series J, Pounds Sterling Fixed/Floating Rate Senior Registered Notes Due 2035 (the “notes”) (i) in whole or in part at any time on or after April 24, 2025 and prior to October 24, 2034 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below, (ii) (a) in whole but not in part, on October 24, 2034, or (b) in whole at any time or in part from time to time, on or after July 24, 2035, in each case at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon (calculated as described below) to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption” and (iii) under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
Application will be made to the Financial Conduct Authority (the “FCA”) (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) for the notes described herein to be admitted to the Official List of the FCA and application will also be made to the London Stock Exchange plc for such notes to be admitted to trading on the Main Market of the London Stock Exchange plc after the original issue date.  No assurance can be given that such applications will be granted.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  In addition, we describe the basic features of the notes during the Fixed Rate Period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the Floating Rate Period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” on page PS-6.

We describe how interest is calculated, accrued and paid during the Fixed Rate Period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.  We describe how interest is paid during the Floating Rate Period under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus, subject to and as modified by the provisions described under “Description of Debt Securities—SONIA Debt Securities” in the accompanying prospectus with respect to the compounding method used to calculate accrued interest during the Floating Rate Period and the application of the Spread to such method.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.
The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
MORGAN STANLEY
MUFG

When you read the accompanying prospectus supplement, please note that all references in such prospectus supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable.
Neither Morgan Stanley nor any of the managers has authorized anyone to provide you with information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this offering prepared by Morgan Stanley or on its behalf.  Morgan Stanley and the managers take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  You should assume that the information appearing in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated herein or therein is accurate only as of their respective dates.  Morgan Stanley is offering to sell the notes and is seeking offers to buy the notes, only in jurisdictions where such offers and sales are permitted.
NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA
None of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is a “prospectus” for the purposes of Regulation (EU) 2017/1129, as amended.

Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”).  For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.  Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM
None of this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is a “prospectus” for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom.
Prohibition of sales to United Kingdom Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom (“UK MiFIR”).  Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and such other documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and any other document or materials relate will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus or any other documents and/or materials relating to the issue of the notes offered hereby or any of their contents.

Principal Amount:	£1,000,000,000
Maturity Date:	October 24, 2035
Settlement Date
(Original Issue Date):	October 24, 2024 (T+3)
Interest Accrual Date:	October 24, 2024
Issue Price:	100.000%
Specified Currency:	Pounds Sterling (“£”)
Redemption Percentage
at Maturity:	100%
Fixed Rate Period:	The period from and including the Settlement Date to but excluding October 24, 2034
Floating Rate Period:	The period from and including October 24, 2034 to but excluding the Maturity Date
Interest Rate:
During the Fixed Rate Period, 5.213% per annum; during the Floating Rate Period, see “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus, subject to and as modified by “Description of Debt Securities—SONIA Debt Securities” in the accompanying prospectus

Base Rate:
Sterling Overnight Index Average rate (“SONIA”) (compounded daily over a quarterly observation period in respect of the related quarterly Interest Payment Period in accordance with the specific formula described in the accompanying prospectus).  As further described in the accompanying prospectus, during the Floating Rate Period, interest on the notes will accrue based on a backward-shifted observation period.  In respect of each Interest Payment Period, the “Observation Period” means the period from, and including, the date falling 5 London Banking Days preceding the first day of such Interest Payment Period to, but excluding, the date falling 5 London Banking Days preceding the Interest Payment Period End-Date for such Interest Payment Period.  In addition, as further described in the accompanying prospectus, (i) in determining the Base Rate for a London Banking Day in any Observation Period, the Base Rate generally will be the rate in respect of such day that is provided on the following London Banking Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding London Banking Day that is provided on the following London Banking Day.

Spread (Plus or Minus):	Plus 1.456% (to be added to the accrued interest compounding factor for an Interest Payment Period)
Index Maturity:	Daily
Index Currency:	£
Calculation Agent:	The Bank of New York Mellon, London Branch (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Interest Payment Periods:	During the Fixed Rate Period, annual; during the Floating Rate Period, quarterly
Interest Payment Period
End-Dates:	With respect to the Floating Rate Period, each Interest Payment Date
Interest Payment Dates:
With respect to the Fixed Rate Period, each October 24, commencing October 24, 2025 to and including October 24, 2034; with respect to the Floating Rate Period, each January 24, April 24, July 24 and October 24, commencing January 24, 2035 to and including the Maturity Date

Business Days:	London and New York
Tax Redemption and
Payment of Additional
Amounts:	Yes
Minimum Denominations:	£100,000 and integral multiples of £1,000 in excess thereof
ISIN:	XS2927570858
Common Code:	292757085

Day Count Convention:	During the Fixed Rate Period, actual/actual (ICMA); during the Floating Rate Period, Actual/365
Form of Notes:	Global note registered in the name of a nominee of a common depositary; issued under the Classic Safekeeping Structure
Other Provisions:
Optional make-whole redemption on or after April 24, 2025 and prior to October 24, 2034, on at least 5 but not more than 30 days’ prior notice, as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the notes, the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to October 24, 2034 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on an annual basis (actual/actual (ICMA)) at the reinvestment rate plus 20 basis points, as calculated by the premium calculation agent specified below; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.
“Reinvestment rate” means the mid-market annual yield on the reference security (or if the reference security is no longer outstanding, a similar security).  The reinvestment rate will be calculated on the third business day preceding the redemption date.
“Reference security” means the United Kingdom government bond bearing interest at a rate of 4.500% per cent per annum and maturing on September 7, 2034 with ISIN GB00B52WS153.
“Similar security” means the reference bond or reference bonds issued by the Government of the United Kingdom having an actual or interpolated maturity of October 24, 2034 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issuances of corporate debt securities maturing on October 24, 2034.
Notwithstanding the terms set forth under “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities” in the accompanying prospectus, “premium calculation agent” means Morgan Stanley & Co. International plc (“MSIP”).  Because MSIP is an affiliate of the issuer, the economic interests of MSIP may be adverse to your interests as an owner of the notes subject to the issuer’s redemption, including with respect to certain determinations and judgments that it must make as premium calculation agent in the event the issuer redeems the notes before their maturity.  MSIP is obligated to carry out its duties and functions as premium calculation agent in good faith and using its reasonable judgment.
See also “Optional Redemption” below.

Risk Factors
For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.
This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.
SONIA-Related Risks
During the Floating Rate Period, the interest rate on the notes is based on a daily compounded SONIA rate, which is relatively new in the marketplace.  For each Interest Payment Period during the Floating Rate Period, the interest rate on the notes is based on a daily compounded SONIA rate calculated using the specific formula described in the accompanying prospectus, not the SONIA rate published on or in respect of a particular date during such Interest Payment Period or an average of SONIA rates during such period.  For this and other reasons, the interest rate on the notes during any Interest Payment Period within the Floating Rate Period will not be the same as the interest rate on other SONIA-linked investments that use an alternative basis to determine the applicable interest rate.  Further, if the SONIA rate in respect of a particular date during an Interest Payment Period within the Floating Rate Period is negative, the portion of the accrued interest compounding factor specifically attributable to such date will be less than one, resulting in a reduction to the accrued interest compounding factor used to calculate the interest payable on the notes on the Interest Payment Date for such Interest Payment Period.
In addition, limited market precedent exists for securities that use SONIA as the interest rate and the method for calculating an interest rate based upon SONIA in those precedents varies.  Accordingly, the specific formula for the daily compounded SONIA rate used in the notes may not be widely adopted by other market participants, if at all.  If the market adopts a different calculation method, that would likely adversely affect the market value of such notes.
The amount of interest payable with respect to each Interest Payment Period during the Floating Rate Period will be determined at the end of the related Observation Period.  The level of the Base Rate applicable to each Interest Payment Period during the Floating Rate Period and, therefore, the amount of interest payable with respect to such Interest Payment Period will be determined at the end of the Observation Period for such Interest Payment Period.  Because the end of each such Observation Period is near the end of such Interest Payment Period, you will not know the amount of interest payable with respect to each such Interest Payment Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date.
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of SONIA, (ii) volatility of the level of SONIA, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) the time remaining to maturity of such notes.  Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence.  This can lead to significant adverse changes in the market price of securities like the notes.  Depending on the actual or anticipated level of SONIA, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the Issue Price if you are able to sell your notes prior to maturity.
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under such notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the LIBOR transition or SONIA specifically.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities may affect the market value of such notes.  In addition, the issuer’s subsidiaries may hedge the issuer’s obligations under the notes and they may realize a profit from that hedging activity even if investors do not receive a favorable investment return under the terms of such notes or in any secondary market transaction.

The calculation agent (or, if applicable, we or our designee) will make determinations with respect to the notes.  The calculation agent will make certain determinations with respect to the notes as further described in the accompanying prospectus.  In addition, if an Alternative Rate is used, we or our designee will make certain determinations with respect to the notes in our or our designee’s sole discretion as further described under “Description of Debt Securities—SONIA Debt Securities—Determination of SONIA” in the accompanying prospectus.  Any of these determinations may adversely affect the payout to investors.  Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the Base Rate or the implementation of an Alternative Rate.  These potentially subjective determinations may adversely affect the payout to you on the notes.  For further information regarding these types of determinations, see “Description of Debt Securities—SONIA Debt Securities” in the accompanying prospectus.
Early Redemption Risks
The notes have early redemption risk.  In addition to the optional make-whole redemption discussed above under “—Other Provisions,” we have the option to redeem the notes, (i) in whole but not in part, on October 24, 2034 or (ii) in whole at any time or in part from time to time, on or after July 24, 2035, on at least 5 but not more than 30 days’ prior notice.  It is more likely that we will redeem the notes prior to the stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.
Optional Redemption
In addition to the optional make-whole redemption discussed above under “—Other Provisions,” we may, at our option, redeem the notes, (i) in whole but not in part, on October 24, 2034 or (ii) in whole at any time or in part from time to time, on or after July 24, 2035, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date.  For the avoidance of doubt, if the notes are redeemed in part, the determination of accrued and unpaid interest on the notes so redeemed (determined using a final Interest Payment Date and final Interest Payment Period End-Date relating to the redemption) shall have no effect on the determination of accrued and unpaid interest on the notes that are not so redeemed.  Further, if fewer than all of the notes are to be redeemed, the trustee will select, not more than 30 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called for redemption in accordance with its procedures at the time of selection; provided, that if the notes are represented by one or more global securities, beneficial interests in such notes will be selected for redemption by the applicable depositary in accordance with its standard procedures therefor.
On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on such notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.
For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.
The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.
Sterling Overnight Index Average Rate
SONIA is an unsecured, overnight reference rate equal to the daily Sterling Overnight Index Average rate as provided by the Bank of England (administrator of SONIA) to authorized distributors and reflects the average of the interest rates that banks pay to borrow sterling overnight from other financial institutions and other institutional investors.  SONIA is a measure of the rate at which interest is paid on sterling short-term wholesale funds in circumstances where credit, liquidity and other risks are minimal.  In April 2017, the Working Group on Sterling Risk-Free Reference Rates announced SONIA as its preferred risk-free rate for sterling.  The publication of SONIA on the basis of its present methodology began on April 24, 2018.  SONIA may be calculated using information reported by affiliates of Morgan Stanley.
United States Federal Taxation
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes, and the remainder of this discussion assumes this treatment is respected. Because they are denominated in a currency (the “denomination currency”) other than the U.S. dollar, the notes will be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.  See the discussion in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Foreign Currency Notes” for further information about the treatment of the notes. Although applicable Treasury Regulations do not directly address the treatment of floating rate debt instruments that provide for redemption rights, such as the notes, the notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.”  Under this treatment, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument (denominated in Pounds Sterling) must be constructed for the entire term of the notes.  The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which should generally be the value of that QFR as of the issue date of the notes).  Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we should be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. For the purpose of determining QSI and OID, the optional make-whole redemption should not be deemed to be exercised. However, if, as of the issue date, redeeming the notes on the first day of the Floating Rate Interest Period (the “Potential Deemed Redemption Date”) would reduce the yield of the equivalent fixed rate debt instrument, the notes should be treated as fixed rate debt instruments maturing on the Potential Deemed Redemption Date. Under those circumstances, if the notes are not actually redeemed by us on the Potential Deemed Redemption Date, solely for purposes of the OID rules, they should be deemed retired and reissued for their adjusted issue price, and should thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The instrument maturing on the Potential Deemed Redemption Date should be treated as issued without OID, and all payments of interest thereon should be treated as QSI.  Interest on the 1-year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.
If, as of the issue date, redeeming the notes on the Potential Deemed Redemption Date would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders― Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under those circumstances, the notes may be issued with OID.
A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest.  All amounts will be determined in the denomination currency and then translated into U.S. dollars according to the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Foreign Currency Notes.”  QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.
Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”
You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
The discussion in the preceding paragraphs under “United States Federal Taxation,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.
Supplemental Information Concerning Plan of Distribution; Conflicts of Interest
On October 21, 2024, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.550%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.000%, plus accrued interest, if any, less a combined management and underwriting commission of 0.450% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	£700,000,000
MUFG Securities EMEA plc	100,000,000
ABN AMRO Bank N.V.	20,000,000
Banco Santander, S.A.	20,000,000
Coöperatieve Rabobank U.A.	20,000,000
ING Bank N.V., Belgian Branch	20,000,000
Intesa Sanpaolo S.p.A.	20,000,000
Lloyds Bank Corporate Markets plc	20,000,000
Nordea Bank Abp	20,000,000
Nykredit Bank A/S	20,000,000
Société Générale	20,000,000
Standard Chartered Bank	20,000,000
Total	£1,000,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities EMEA plc (one of the managers), holds an approximately 23.3% interest in Morgan Stanley.
MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS & Co.”).  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.
MUFG Securities EMEA plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MUFG Securities Americas Inc. MUFG Securities Americas Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MUFG Securities Americas Inc. or any of the other affiliates of MUFG Securities EMEA plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.
ABN AMRO Bank N.V., Banco Santander, S.A., Coöperatieve Rabobank U.A., ING Bank N.V., Belgian Branch, Intesa Sanpaolo S.p.A., Lloyds Bank Corporate Markets plc, Nordea Bank Abp, Nykredit Bank A/S, Société Générale and Standard Chartered Bank are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2024, which is Exhibit 5-a to Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 26, 2024. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.